Exhibit 10.1

First Amendment to Long-Term Incentive Plan

WHEREAS, ExpressJet Holdings, Inc. (the "Company") has adopted the ExpressJet Holdings, Inc. 2007 Stock Incentive Plan (the "2007 Plan"); and

WHEREAS, the Board of Directors of the Company has determined that it would be in the best interests of the Company to amend the ExpressJet Holdings, Inc. Long Term Incentive Plan (the "LTIP") to permit awards under the LTIP to be paid in shares of common stock issuable, or other forms of awards granted, under the 2007 Plan;

NOW, THEREFORE, the LTIP is hereby amended, effective immediately, as follows:

1.	Paragraph 5(e) of the LTIP is amended to read as follows:

> "*Form of Payment*. Each Incentive Bonus and portions thereof shall be paid in cash, or in shares of the Company's Common Stock, or in a combination of both, as determined by the Plan Administrator in its sole discretion. Any payments made in shares of Common Stock may be paid under either the Company's 2002 Stock Incentive Plan or its 2007 Stock Incentive Plan, or a combination of both, and shall be subject to such restrictions as the Plan Administrator shall determine, in its sole discretion, and shall be reflected in a Restricted Stock Agreement."

2.	Except as modified herein, the Plan is hereby specifically ratified and affirmed.

IN WITNESS WHEREOF, this Certificate of Amendment to the ExpressJet Holdings, Inc. Long Term Incentive Plan is executed for and on behalf and in the name of the Company by its duly authorized officer on September 12, 2007.

EXPRESSJET HOLDINGS, INC.

/s/ James B. Ream
James B. Ream
President and Chief Executive Officer